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Exhibit (a)(1)(D)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
ENDOCHOICE HOLDINGS, INC.
at
$8.00 Net Per Share
by
Falcon Merger Corp.
a direct wholly-owned subsidiary of
Boston Scientific Corporation

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 4, 2016, UNLESS THE OFFER IS EXTENDED.

October 7, 2016

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

        We have been engaged by (i) Falcon Merger Corp., a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("BSC"), and (ii) BSC to act as Information Agent in connection with the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (collectively, the "Shares" and each, individually, a "Share"), of EndoChoice Holdings, Inc., a Delaware corporation ("EndoChoice"), at a price of $8.00 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase dated October 7, 2016;

  2.
  Letter of Transmittal to be used by shareholders of EndoChoice in accepting the Offer;

  3.
  EndoChoice's Solicitation/Recommendation Statement on Schedule 14D-9;

  4.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients' instructions with regard to the Offer; and

  5.
  Notice of Guaranteed Delivery with respect to the Shares.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2016 (the "Merger Agreement"), by and among BSC, the Purchaser, and EndoChoice. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, the Purchaser will be merged with and into EndoChoice (the "Merger") as soon as practicable, without a vote of the shareholders of EndoChoice, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), with EndoChoice surviving the Merger as a direct wholly-owned subsidiary of BSC.

        The board of directors of EndoChoice unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of EndoChoice and its shareholders, (ii) approved and declared advisable the

Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following the irrevocable acceptance of Shares for payment without a vote of EndoChoice's shareholders pursuant to Section 251(h) of the DGCL, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender all of their Shares to the Purchaser in response to the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, BSC, the Purchaser, and EndoChoice will, as soon as practicable following the completion of the Offer, cause the Merger to become effective, without a vote of EndoChoice's shareholders, in accordance with Section 251(h) of the DGCL (as detailed within the Offer to Purchase).

        There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by the Purchaser, equals at least a majority of the Shares then outstanding (determined on a fully diluted basis, as defined in the Merger Agreement, immediately prior to the expiration of the Offer) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding (determined on a fully diluted basis, as defined in the Merger Agreement, immediately prior to the expiration of the Offer) and entitled to vote in the election of directors or the adoption of the Merger Agreement and approval of the Merger (the "Minimum Condition"). Pursuant to the Merger Agreement, for purposes of determining whether the Minimum Condition has been satisfied, BSC and the Purchaser shall include for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if Shares subject to such guarantees have been received by the Depository (as defined below) as of the date of expiration of the Offer. The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, (i) the expiration or early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"), (ii) the obtaining or lapsing of any waiting period or mandated filing under the Competition Act (Law 15/2007) of Spain by the Comisión Nacional de los Mercados y la Competencia and/or the Regulation on the Defence of Competition implemented by Royal Decree 261/2008 (the "Other Governmental Approvals Condition") and (iii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—"Conditions of the Offer" of the Offer to Purchase for a description of the conditions to the Offer.

        We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on Friday, November 4, 2016, unless extended.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary for the Offer, American Stock Transfer & Trust Company, LLC (the "Depositary") of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

        Neither the Purchaser nor BSC will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

        Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,
D.F. King & Co., Inc.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, BSC OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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  Exhibit (a)(1)(D)